
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Isosceles Pharmaceuticals, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Nevada

       Date of organization
       April 12, 2019

Physical address of issuer
1213 Culbreth Dr. Suite 359 Wilmington, NC 28405

Website of issuer
www.isoscelespharma.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted
EquiFund Crowd Funding Portal Inc. ("EquiFund" or, the "Intermediary")

CIK number of intermediary
0001705665

SEC file number of intermediary
007-00115

CRD number, if applicable, of intermediary
288900

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The Intermediary will receive a commission equal to seven percent (7%) of the amount raised in the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of shares of common stock of the issuer that is equal to seven percent (7%) of the total number of shares of common stock sold by the issuer in the offering.

Type of security offered
Common Stock

Target number of Securities to be offered
9,756 shares of common stock

Price (or method for determining price)
$2.05 per share

Target offering amount
$20,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other; At the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000

Deadline to reach the target-offering amount
October 2, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of our company, including officers, directors and existing stockholders of our company, may invest in this offering and their funds will be counted toward us achieving the target amount.

Current number of employees
10

Summary financial information is provided below for calendar 2021 (most recent fiscal year end) and 2020 (prior fiscal year end).

	Most recent fiscal year-end (December 31, 2021)	**Prior fiscal year-end (December 31, 2020)**
Total Assets	$212,834	$198,240
Cash & Cash Equivalents	$212,834	$198,240
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$120,000	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/Loss	$879,786	$891,911

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands



INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON EQUIFUND CROWD FUNDING PORTAL ONLY. DO NOT COPY OR DISTRIBUTE.

OFFERING STATEMENT

Isosceles Pharmaceuticals, Inc.

Offering of a
Minimum of 9,756 Shares of Common Stock ($20,000)
up to a
Maximum of 2,439,024 Shares of Common Stock ($5,000,000)

Address for Notices and Inquiries:

Isosceles Pharmaceuticals, Inc.

Brett Lanier
President
1213 Culbreth Dr. Suite 359
Wilmington, NC 28405
910.520.3071
www.isoscelespharma.com

With a Copy of Notices to:

Bevilacqua PLLC

Louis A. Bevilacqua, Esq.
1050 Connecticut Ave., NW, Suite 500
Washington, DC 20036
202.869.0888
lou@bevilacquapllc.com

OFFERING STATEMENT
ISOSCELES PHARMACEUTICALS, INC.

Offering of a
Minimum of 9,756 Shares of Common Stock ($20,000)
up to a
Maximum of 2,439,024 Shares of Common Stock ($5,000,000)

	Offering Price	Crowdfunding Platform Commissions [1]	Proceeds to Company [2]
Per Share of Common Stock	$2.05	$0.1435	$1.9065
Minimum Shares of Common Stock Sold	$20,000	$1,400	$18,600
Maximum Shares of Common Stock Sold	$5,000,000	$350,000	$4,650,000

We are offering shares of our common stock at a price per share of $2.05. We are offering a minimum of 9,756 shares for $20,000 and up to a maximum of 2,439,024 shares for $5,000,000. The minimum investment that you may make is $500.20. We are offering the shares of our common stock to prospective investors through the crowdfunding platform available at http://www.equifund.com/ and each subdomain thereof, which we refer to as the Platform. The Intermediary, who operates the Platform, is registered with the Securities and Exchange Commission, which we refer to as the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, which we refer to as FINRA. We are required to pay a commission to the Intermediary equal to 7% of gross monies raised in the offering and to issue to the Intermediary a number of shares of our Common Stock equal to 7% of the total shares of Common Stock sold in the offering.

[1] In addition to the commission payable to the Intermediary, we will incur offering costs. The offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm. We expect that the offering costs will total approximately $20,000 not including marketing costs. We are also required to issue to the Intermediary as additional consideration a number of shares of our common stock equal to 7% of the shares sold in the offering.

[2] No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the Intermediary with Enterprise Bank, who we refer to as the escrow agent, in compliance with applicable securities laws, until the minimum offering amount is reached. The subscription amount for the shares may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and will be held in escrow until satisfaction of all the conditions to the closing. The closing of this offering is subject to, among other things, subscriptions for the $20,000 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of our company and their affiliates. This offering may be closed at any time after the minimum number of shares of common stock is sold, in one or more closings, and on or before October 2, 2023. If

we do not raise the minimum amount offered by October 2, 2023, then we will return all funds received in the escrow account to investors without interest.

The date of this offering statement is October 3, 2022

TABLE OF CONTENTS

LIST OF EXHIBITS

Exhibit A	Audited Financial Statements
Exhibit B	Subscription Agreement

GENERAL OFFERING INFORMATION

This offering statement is furnished solely to prospective investors through the crowdfunding platform available at http://www.equifund.com/ and each subdomain thereof. EquiFund Crowd Funding Portal Inc., which, collectively with its subsidiaries and affiliates, we refer to as EquiFund or the Intermediary, operates the Platform and is registered with the SEC and is a member of FINRA.

Isosceles Pharmaceuticals, Inc., which we refer to as Isosceles, the Company, we, or us. We are a preclinical stage startup developing proprietary parenteral programs using synthetically produced cannabidiol backed by an FDA drug master file. Isosceles intends to utilize the 505(b)(1) regulatory pathway to obtain approval for IPI-201, an intravenous bolus formulation indicated for management of mild to moderate acute pain. We are offering shares of our common stock at a price per share of $2.05 with a minimum investment of $500.20 required. We are offering a minimum of $20,000 of our common stock and a maximum of $5,000,000 of our common stock.

We are offering shares of our common stock in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The shares being offered may not be transferred by any investor during the one year period beginning when the shares are issued, unless the shares are transferred: (i) to our Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the shares.

No person other than our Company has been authorized to provide prospective investors with any information concerning our company or the offering or to make any representation not contained in this offering statement. To invest in the shares being offered, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the shares and (iii) execute the subscription documents. We reserve the right to modify any of the terms of the offering and the subscription documents at any time before the offering closes.

Certain information contained in this offering statement constitutes "forward looking statements" that can be identified by the use of forward looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are "forward looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the securities may differ materially from those contemplated in such forward looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of our Company or the Intermediary. Neither the delivery of this offering statement at any time nor any sale of securities under this offering statement shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

TERM SHEET

Company	Formerly known as CBDex Pharmaceuticals, Inc., Isosceles Pharmaceuticals, Inc. is a Nevada corporation that was formed on April 12, 2019. We are a preclinical stage specialty pharmaceutical company focused on developing novel therapeutics for pain indications. We utilize an FDA approved Drug Master File (DMF) for a synthetic cannabinoid to produce candidate analgesics with a rapid onset, long duration of action, and differentiated delivery systems. We are dedicated to accelerating access to novel non opioid treatment options for adult and pediatric patients suffering from all forms of pain.
Use of Proceeds	We are seeking financing through the sale of the shares of our common stock (as described below under Securities Offered) in order to provide funding for the development of our product candidates and general corporate purposes.
Securities Offered	Shares of common stock of our company for $2.05 per share in a minimum amount per investor of $500.20.
Targeted Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The targeted offering amount is 9,756 shares of common stock or $20,000. We will accept subscriptions in excess of the targeted amount in our discretion. The maximum offering amount is 2,439,024 shares of our common stock or $5,000,000.
Low Target Amount; No other funds may be Raised	The initial purchasers of our common stock in this offering risk that we will not raise sufficient funds to sustain the growth of our company. The minimum amount of securities that must be sold for our company to accept subscriptions is $20,000 of securities. Once we raise the $20,000 minimum in this offering, we intend to accept subscriptions as they are received. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our company would be able to raise funds in another manner. Even if we raise the maximum amount, we will need to raise additional capital in the future. Our officers and directors may invest in this offering and any funds that they invest would be counted toward our achievement of the minimum offering amount.
Authorized Capitalization	As of the date of this offering statement, our authorized capital stock consists of 50,000,000 shares of common stock, $0.001 par value per share. As of the date of this offering statement, a total of 10,966,110 shares of our common stock are issued and outstanding.
Dividends	Dividends will be declared if and when determined by the board of directors of our company in its sole discretion. We do not expect to declare any dividends for the foreseeable future.

Voting and Control	Holders of common stock are entitled to one vote per share of common stock. We do not have any voting agreements in place. We do not have any shareholder agreements in place.
Anti-Dilution Rights	The shares of common stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company.
Board of Directors; Management Team; Board of Advisors	The business and affairs of our Company are managed, and all corporate powers are exercised by or under the direction of our board of directors. The current board members are Timothy R. Wright, Robert Stein, Devin Bosch, and Kevin Fickle. The senior executives of the Company oversee the day-to-day operations of our Company subject to the board's oversight. William Humphries serves as our Chief Executive Officer, Brett Lanier serves as our President, Herb Neuman serves as our Chief Medical Officer, Deborah Mosca serves as our Chief Strategy Officer, and Stacy Williams serves as our Chief Marketing Officer.

Shares Being Sold under 4(a)(6) Crowdfunding Exemption	We are offering the securities in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.
	
	The following limitations apply to investment amounts by individual investors who are not accredited investors:
	
	- Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to:
	
	- If either their annual income or net worth is less than $107,000, then the greater of:
	
	    - $2,200 or
	
	    - 5 percent of the greater of their annual income or net worth.
	
	- If both their annual income and net worth are equal to or more than $107,000, then 10 percent of the greater of their annual income or net worth.
	
	The aggregate amount of securities sold to all investors during the 12-month period preceding the date of such offer or sale, including the securities offered in this offering, shall not exceed $5,000,000.

Transfer Restrictions	The securities will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act. The securities may not be transferred by any purchaser of such securities during the one- year period from when the securities were first issued unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to

	a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. We will be under no obligation to register the resale of the securities under the Securities Act.
High-Risk Investment	An investment in the securities involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment.

THE COMPANY

1. **Name of Issuer.**

The name of the issuer is Isosceles Pharmaceuticals, Inc. The issuer is a Nevada corporation.

ELIGIBILITY

2. **[X] Check this box to certify that all of the following statements are true for the issuer:**

*   Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
*   Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
*   Not an investment company registered or required to be registered under the Investment Company Act of 1940.
*   Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding.
*   Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
*   Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [   ] Yes [X] No**

Explain: Not applicable.

DIRECTORS OF THE COMPANY

4. **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

Timothy R. Wright, Chairman of the Board   **Dates of Board Service: May 2019 - Present**

Mr. Wright is a highly accomplished executive with a 30-year track record of building, transforming and positioning pharmaceutical organizations for continued growth across highly competitive markets. A visionary, focused leader recognized for creating value and improving quality of life leveraging his extensive experience in pain management and inflammatory diseases. Mr. Wright has achievements leading full lifecycle development of novel therapeutic modalities, from conception through commercialization and growth across North America, Europe and Asia.

Mr. Wright's Business Experience for the Last Three Years
Employer: MiMedx
Employer's Principal Business: Wound care and therapeutic biologics company
Title: Chief Executive Officer
Dates of Service: May 2019 – September 2022

Responsibilities: Chief executive

Employer: Signal Hill Advisors
Employer's Principal Business: Business advisors
Title: Founder / Partner
Dates of Service: 2010 – May 2019
Responsibilities: Advisory

Employer: M2GEN
Employer's Principal Business: Personalized medicine and informatics
Title: Chief Executive Officer and President
Dates of Service: 2017 – 2019
Responsibilities: CEO

Education: Ohio State University: Bachelor of Science in Marketing.

Robert Stein, MD, PhD, Sr. Medical Advisor & Board Member   Dates of Board Service: June 2019 - Present

Mr. Stein a Duke University Graduate School alumni, has a strong background in a wide-ranging expertise from drug discovery, clinical research, development and trials in biopharmaceuticals and oncology. Mr. Stein served as Executive Director and Head of Pharmacology at Merk Sharp Dohme, SVP of R&D and CSO for Ligand Pharmaceuticals, and EVP of Research & Pre-Clinical Development Dupont-Merk Pharmaceuticals. He also served as President of Incyte, Roche and CEO of KineMed Inc. Currently, Mr. Stein also serves as President, Regenerative Medicine & Biologics Innovation at MiMedx, Principal at RBS Bioconsulting, Board of Director and Chief Marketing Officer at Protogenics, Partner at Samsara Biocapital, and Founder at Flame Bioscience.

Mr. Stein's Business Experience for the Last Three Years
Employer: MiMedx
Employer's Principal Business: Wound care and therapeutic biologics company.
Title: President, Regenerative Medicine & Biologics Innovation
Dates of Service: April 2022 - Present
Responsibilities: Division President

Employer: Samsara BioCapital
Employer's Principal Business: Venture capital investing in innovative therapies.
Title: Venture Partner
Dates of Service: January 2018 - Present
Responsibilities: Advisory

Employer: Protagenix
Employer's Principal Business: Neuroscience biotechnology
Title: Board member & CMO
Dates of Service: January 2016– Present
Responsibilities: Chief medical officer

Employer: RBS Biotech Consulting, PLLC
Employer's Principal Business: Biotech consulting.
Title: Principal

Dates of Service: August 2008 - Present
Responsibilities: Consulting

Employer: Flame Biosciences
Employer's Principal Business: Developing high value-added medicines in the emergin area of inflammasome science.
Title: Founder, Board Member and advisor
Dates of Service: January 2019 - Present
Responsibilities: Advisor

Employer: Taro Pharmaceutical
Employer's Principal Business: Generics
Title: Board member
Dates of Service: March 2019 – Present
Responsibilities: Board member

Employer: PolyPid
Employer's Principal Business: Biotechnology
Title: Board member
Dates of Service: March 2020 – Present
Responsibilities: Board member

Employer: Immunogenesis
Employer's Principal Business: Biotechnology
Title: Board member
Dates of Service: January 2019 – Present
Responsibilities: Board Member

Employer: Agenus
Employer's Principal Business: Oncology
Title: Senior Advisor R&D
Dates of Service: April 2017 – October 2022
Responsibilities: Advisory

Education: Indiana University: Bachelor of Science in Biology and Chemistry; Medical Doctor, Ph.D in Physiology and Pharmacology, and Board Certification in Anatomic and Clinical Pathology at Duke University.

Devin Bosch, Board Member   **Dates of Board Service: April 2019 - Present**

Mr. Devin Bosch founded Capital Group in 2004, a successful business strategy and venture firm. With over 50 liquidity driven events, Capital Group became internationally recognized with multiple offices in the San Francisco, the Bay Area & Charlotte, NC. In 2008, Mr. Bosch co-founded Nuwa Ventures, a family office located in Walnut Creek, CA. A few of NUWAs startup/venture stage investments included Origin (recently sold to Cresco Labs $1.1b), Nasdaq listed New Age Beverage (NBEV), Akoustis Technologies (AKTS), IT/automation business nDivision (NDVN) and MediaJel one of the largest and hemp focused agencies in the U.S. Currently, Mr. Bosch also serves as founder at Nuwa Venture.

Mr. Bosch's Business Experience for the Last Three Years
Employer: Capital Group Communications Inc.

Employer's Principal Business: Global consulting company focused on emerging high growth companies.
Title: CEO
Dates of Service: January 1999 - Present
Responsibilities: Chief executive

Employer: Nuwa Ventures
Employer's Principal Business: Investing in high growth companies.
Title: Managing Partner
Dates of Service: March 2008 - Present
Responsibilities: Partner

Employer: Fantasysports.com
Employer's Principal Business: Online sports
Title: Board Member
Dates of Service: March 2019 - Present
Responsibilities: Board Member

Employer: MediaJel
Employer's Principal Business: Media
Title: Board member
Dates of Service: September 2018 - Present
Responsibilities: Board member

Employer: Bosch Fund
Employer's Principal Business: Investment
Title: Managing Partner
Dates of Service: March 2009 - Present
Responsibilities: Managing Partner

Kevin Fickle, Board Member   **Dates of Board Service: April 2019 - Present**

Mr. Fickle is an entrepreneur with extensive capital markets experience in the technology and consumer goods verticals. Since October 2018, he has been a Partner of Merida Capital Partners where he is responsible for overseeing the capital strategy and capital markets activities of its funds' portfolio companies. In 2008, he co-founded Nuwa Ventures, a family office where he is responsible for originating, structuring and analyzing portfolio investments, and has served as its President since its founding. Since 2018, Mr. Fickle has also served on the Board of MediaJel Inc., a leading provider of advertising and marketing solutions for regulated industries. Mr. Fickle received a B.S. in Finance from San Diego State University.

Mr. Fickle's Business Experience for the Last Three Years
Employer: Merida Capital Holdings
Employer's Principal Business: Merida Capital Holdings is a private equity firm targeting fundamental growth drivers underpinning the rapid development of the cannabis industry.
Title: Partner
Dates of Service: January 2018 - Present
Responsibilities: Partner

Employer: Nuwa Ventures

Employer's Principal Business: Investing in high growth companies.
Title: Managing Partner
Dates of Service: January 2020 - Present
Responsibilities: Partner

Employer: MediaJel
Employer's Principal Business: Media
Title: Board member
Dates of Service: January 2018 - Present
Responsibilities: Board member

Education: B.S. in Finance from San Diego State University.

OFFICERS OF THE COMPANY

5.   **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

William Humphries, MBA, Chief Executive Officer   Dates of Service: April 2021 - Present

Mr. Humphries is an exceptional leader that embodies the ability to develop and implement overall strategies to deliver results. High performing and experienced executive professional with more than 33 years of background and knowledge leading specialty pharmaceutical industry companies as President of Ortho-Dermatologics (a Bausch Health Company), Chief Executive Officer at Merz, President Stiefel (a GSK company), and Vice President Sales and Marketing at Allergan. Significant business acumen and the ability to manage high levels of stress without comprising judgment in key decision-making activities.

Mr. Humphries's Business Experience for the Last Three Years
    Employer: Isosceles Pharmaceuticals, Inc.
    Employer's Principal Business: Specialty pharmaceutical company focused on developing novel therapeutics for pain indications.
    Title: Chief Executive Officer
    Dates of Service: April 2021 - Present
    Responsibilities: Developed and implemented overall strategies, business development, operations and enhanced the ethical culture of the company.

    Employer: Bausch Health Companies
    Employer's Principal Business: Develops, manufactures and markets pharmaceutical products and branded generic drugs, primarily for skin diseases, gastrointestinal disorders, eye health and neurology.
    Title: President
    Dates of Service: January 2017-December 2020
    Responsibilities: Developed and implemented overall strategies, business development, operations and enhanced the ethical culture of the company.

    Employer: PhaseBio
    Employer's Principal Business: Biotechnology
    Title: Board Member
    Dates of Service: September 2021- Present
    Responsibilities: Board Member

Employer: Alcaris Therapeutics
Employer's Principal Business: Biotechnology
Title: Board Member
Dates of Service: September 2016- Present
Responsibilities: Board Member

Employer: Strata Skin Science
Employer's Principal Business: Dermatology
Title: Chairman of the Board
Dates of Service: August 2021-Present
Responsibilities: Chairman of the Board

Employer: Clearside Biomedical
Employer's Principal Business: Biomedical
Title: Chairman of the Board
Dates of Service: December 2011-Present
Responsibilities: Chairman of the Board

Education: Mr. Humphries earned his Bachelor of Arts from Bucknell University and Master of Business Administration from Pepperdine University.

Brett Lanier, President   **Dates of Service: April 2019 - Present**

Mr. Lanier a medicinal chemist with over a decade of experience in the pharmaceutical industry and founding member of Isosceles Pharmaceuticals. His background includes extensive knowledge around the chemical manufacturing and DEA scheduling of synthetic Cannabidiol, and controlled substance narcotics. He has worked within the medical device, clinical research and pharmaceutical contract manufacturing industry with branded and 505(b)(2) generic customers in all levels of drug development from pre-formulation, phase trials, and commercial FDA approval.

Mr. Lanier's Business Experience for the Last Three Years
Employer: Isosceles Pharmaceuticals, Inc.
Employer's Principal Business: Specialty pharmaceutical company focused on developing novel therapeutics for pain indications.
Title: President
Dates of Service: April 2019 - Present
Responsibilities: Serving as President.

Education: University of North Carolina at Wilmington: Bachelor of Chemistry.

Herb Neuman, MD, MBA, Chief Medical Officer   **Dates of Service: August 2021 - Present**

Dr. Neuman provides consulting advice in the areas of medical affairs, new product development, launch strategies, pharmacovigilance, and business development. Board-certified in Internal Medicine, Dr. Neuman still practices medicine on a part time basis. During the course of his pharmaceutical career, he held a variety of senior executive positions, including Vice President of Global Regulatory Affairs, Vice President of Medical Affairs and Chief Medical Officer for a Fortune 500 global healthcare company. Throughout these roles, he successfully led efforts to gain both regulatory approval and clinician acceptance of multiple products, including pharmaceuticals, medical devices and imaging diagnostics. Currently, Mr.

Neuman also work at Medical Affairs ConsultingR3xperts LLC and Time Physician Occupational Health –Premise Health.

Dr. Neuman's Business Experience for the Last Three Years
Employer: Isosceles Pharmaceuticals, Inc.
Employer's Principal Business: Specialty pharmaceutical company focused on developing novel therapeutics for pain indications.
Title: Chief Medical Officer
Dates of Service: August 2021 - Present
Responsibilities: Serving as Chief Medical Officer.

Employer: R3xperts LLC
Employer's Principal Business: Bio-pharmaceutical consulting
Title: Medical Affairs Consultant
Dates of Service: 2012 - Present
Responsibilities: Strategic consulting

Education: Knox College - Bachelor of Arts Double Major: Biology and Chemistry; Southern Illinois University - Master of Science in Biological Sciences; Southern Illinois University- Doctor of Medicine; Regis University - Master of Business Administration, Emphasis on Healthcare Administration; American Board of Internal Medicine –1995; American Board of Internal Medicine Recertification -2006 American Board of Internal Medicine Recertification -2017.

Deborah Mosca, PhD, Chief Strategy Officer   **Dates of Service: June 2020 - Present**

Ms. Mosca is a proven leader of multi-disciplinary drug development project teams with the ability to anticipate risks and implement creative solutions to meet project timelines and budgets. She has guided the discovery and development of novel therapeutic agents for human, animal, and agricultural applications in various organizations including biotech, non-profit research institutions, and large Pharma. In her previous role at PaxVax, she provided strategic leadership for vaccine development programs and assisted with revenue generation through contracts, licensing, corporate partnerships, and venture capital activities.

Ms. Mosca's Business Experience for the Last Three Years
Employer: Isosceles Pharmaceuticals, Inc.
Employer's Principal Business: Specialty pharmaceutical company focused on developing novel therapeutics for pain indications.
Title: Chief Strategy Officer
Dates of Service: June 2020 - Present
Responsibilities: Serving as Chief Strategy Officer

Employer: DAM Consulting
Employer's Principal Business: Biotech investing consultation
Title: President
Dates of Service: October 2004 - Present
Responsibilities: President

Education: Doctor of Philosophy, State University of New York at Buffalo, thesis: Pattern of F plasmid replication during the division cycle of Escherichia coli; Bachelor of Science, Cornell University in Biology, Biochemistry, Genetics.

Stacy Williams, Chief Marketing Officer　　　　**Dates of Service: February 2021 - Present**

Ms. Williams is a results-driven commercial leader and executive with more than two decades of experience in a variety of sales and marketing leadership roles in healthcare. Her true passion is finding a brand's path to success in reaching its full potential, so all stakeholders win, especially patients in need of new treatments. Stacey has worked within a variety of healthcare businesses on different therapeutic specialties including skin health, immunology, neurodegenerative conditions, dental health, and pain management. Currently, Ms. Williams also serves as VP Marketing at Ortho-Dermatologics, A Division of Bausch Health and VP Marketing at Dermavant Sciences.

Ms. Williams's Business Experience for the Last Three Years
　　Employer: Isosceles Pharmaceuticals, Inc.
　　Employer's Principal Business: Specialty pharmaceutical company focused on developing novel therapeutics for pain indications.
　　Title: Chief Marketing Officer
　　Dates of Service: February 2021 - Present
　　Responsibilities: Serving as Chief Marketing Officer

　　Employer: Dermavant Sciences
　　Employer's Principal Business: Dermatology
　　Title: Vice President Marketing, Dermatology
　　Dates of Service: May 2022- Present
　　Responsibilities: Marketing

　　Employer: Bausch Health
　　Employer's Principal Business: Develops, manufactures and markets pharmaceutical products and branded generic drugs, primarily for skin diseases, gastrointestinal disorders, eye health and neurology.
　　Title: Vice President Marketing, Dermatology
　　Dates of Service: April 2017 – February 2022
　　Responsibilities: Marketing

Education: Bachelor of Arts, Tulane University.

Mark Mannebach, PhD, Regulatory Affairs Strategy Officer　　**Dates of Service: May 2020 - Present**

Mr. Mannebach has 30 years of experience in the Pharmaceutical Industry in the area of Regulatory Affairs with experience in Quality Assurance, Program Management and Pharmaceutical Science. Mr. Mannebach has experience in the development of branded and specialty pharmaceuticals, and biologics in many therapeutic areas including extensive experience in ophthalmology and pain management, neurology/CNS, and anti-inflammation. Mr. Mannebach has experience filing NDA's, BLA's, PME's, ANDA's and 505(b)(2) submissions.

Mr. Mannebach's Business Experience for the Last Three Years
　　Employer: Isosceles Pharmaceuticals, Inc.
　　Employer's Principal Business: Specialty pharmaceutical company focused on developing novel therapeutics for pain indications.
　　Title: Regulatory Affairs Strategy Officer
　　Dates of Service: May 2020 - Present
　　Responsibilities: Serving as Regulatory Affairs Strategy Officer

　　Employer: Mallinckrodt Pharmaceuticals

Employer's Principal Business: Global specialty pharmaceutical company
Title: VP Global Regulatory Affairs
Dates of Service: November 2008 – January 2017
Responsibilities: Regulatory affairs

Education: B.S., Pharmacy at Wayne State University; M.S., Chemical Engineering at University of Detroit, Ph.D. (Pharmacy) at University of Michigan, MI Pharmacy Administration Program.

PRINCIPAL SECURITY HOLDERS

6. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

NAME	NUMER OF SHARES	PERCENTAGE OF VOTING POWER PRIOR TO OFFERING
Brett Lanier	3,300,000	25%
Nuwa Group, LLC	6,700,000	50%

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Business Overview

Formerly known as CBDex Pharmaceuticals, Inc., Isosceles Pharmaceuticals, Inc. is a preclinical stage startup developing proprietary parenteral programs using synthetically produced cannabidiol backed by an FDA drug master file. Isosceles intends to utilize the 505(b)(1) regulatory pathway to obtain approval for IPI-201, an intravenous bolus formulation indicated for management of mild to moderate acute pain. IPI-201 is the lead development candidate for Isosceles and is currently being investigated for the treatment of acute postoperative pain. Patients undergoing surgical procedures will experience mild to severe acute postoperative pain and many do not receive adequate pain relief. Opioids play an important role in postoperative pain management. However, the opioid epidemic and incidence of opioid adverse events have driven clinical guidance to adopt a multimodal approach to pain management which includes the addition of other pain modalities including non-steroidal anti-inflammatory drugs (NSAIDs), N-Methyl-D-aspartate (NMDA) antagonists, acetaminophen, gabapentinoids, steroids, and local anesthetics.

Our Industry

According to Allied Market Research, the Global Pain Management Drugs Market is estimated to reach from $58,577 million in 2016, $77,131 million by 2023. It is anticipated to register a CAGR of 4% during the forecast period, 2017-2023. BCC Research valued the global pain management market at $35.5B (at the manufacturers' level) for 2016 and projects the market to reach $52B by 2022 at a CAGR of 7.6% from 2017-2022, see tables below.

Global Market for Pain Management, by Major Segment, Through 2022
($ Millions)

Segment	2014	2015	2016	2017	2022	CAGR% 2017–2022
Pharmaceuticals	33,325	31,625	31,888	32,311	47,620	8.1
Devices	3,473	3,537	3,625	3,739	4,395	3.3
Total	36,798	35,162	35,513	36,050	52,015	7.6

Source: BCC Research

Global Market for Prescription Pain Management Pharmaceuticals, by Product, Through 2022
($ Millions)

Category	2014	2015	2016	2017	2022	CAGR 2017–2022
Narcotic analgesics	11,961	12,554	12,809	13,218	19,382	8.0
Non-narcotic analgesics	9,371	7,545	7,316	7,250	9,925	6.5
Antimigraine agents	3,014	3,058	3,127	3,313	5,470	10.5
Anesthetics	3,173	3,017	3,081	3,179	4,085	5.1
Other classes	5,806	5,451	5,555	5,351	8,758	10.4
Total	33,325	31,625	31,888	32,311	47,620	8.1

Source: BCC Research

Both the anti-inflammatory therapeutics market and the cannabis-related drug market have experienced rapid growth and are projected to continue to grow in the upcoming years. The global cannabis market is rapidly increasing and is expected to reach $300M globally by 2024 with a CAGR of 20.1%. The factors driving this market are multi-fold, however, one major factor driving this market is the approval of some cannabinoids as therapeutics.

The global anti-inflammatory therapeutics market is estimated to increase to $117B by 2027, with a CAGR of over 6.4% from 2020 to 2027 and the U.S. market is expected to reach $93B by 2027 with a CAGR of 9.3%. Key market drivers are the rising prevalence of autoimmune inflammatory diseases, such as rheumatoid arthritis, which has boosted the biologics treatment segment. In 2020, the market segment for anti-inflammatory drugs for respiratory diseases has seen enormous growth, with the global market expected to grow from $65B in 2019 to $92.6B in 2020 with a CAGR of 42.5%. The expansion of the market is due to COVID-19 effects, which are primarily respiratory. While this market segment is expected to stabilize in the coming years, it is expected to reach about $98B by 2023. In general, the 3 main categories of anti-inflammatories are non-steroidal anti-inflammatory drugs (NSAIDs), corticosteroids, and biologics. For acute respiratory diseases like COVID-19, corticosteroids and antibodies are the most commonly used treatment modalities. Most inflammatory conditions are driven by inflammatory cytokines, and therefore immunomodulation to control cytokine production is critical to a host of diseases and disorders.

In the US alone, there are over 50 million inpatient and ambulatory surgeries annually that require pain management. Despite the frequency and growth of surgeries, inadequately controlled pain remains an

unresolved healthcare problem with 80% of postoperative patients reporting moderate to extreme pain that isn't adequately controlled. There are significant and expensive consequences to poorly controlled postoperative pain, including increased risk of development of chronic pain, decreased quality of life, delayed recovery, opioid dependence, and morbidity. The non-opioid pain market is predicted to have a compounded annual growth rate (CAGR) of 18.3%, reaching a value of $31.8B by 2024 with medical cannabis accounting for the largest segment, and 57% of those sales for controlling pain in orthopedic and musculoskeletal conditions (arthritis). In 2022, the surgical pain management global market was valued at $12.7B with a 7% CAGR. Opioid-sparing agents continue to grow in use for the surgical pain market with strategies outlined in various guidelines, publications, and articles.

Combatting patient pain and anxiety before, during, and after surgery is an important goal for healthcare providers (HCPs). For centuries, HCPs have been in a committed relationship with opioids as their mainstay of pain treatment because opioids are an essential and effective component of perioperative multimodal analgesia. However, opioid use and the resulting highly publicized opioid epidemic is a significant issue that needs to be addressed and solved. This has caused the relationship between HCPs and the use of opioids to be complicated and strained. It is a challenging relationship that presents a pain 'Catch-22' to the HCP: they need to effectively manage acute pain with opioids, but also use less opioids to minimize the risks of significant side effects and use following the surgery. Adding to the complexity, many institutions and hospital systems need to show the decreased use of opioids as a value measurement.

Non-opioid therapies and treatments have been increasingly used as part of a movement toward a multimodal analgesic regimen designed to provide improved pain control while minimizing opioid-related side effects, abuse, and misuse risk. 'Multimodal' refers to using multiple non-opioid medications to achieve targeted analgesia while minimizing or eliminating opioids. Non-opioid systemic analgesics such as nonsteroidal anti-inflammatory drugs (NSAIDs), acetaminophen, antidepressants, anticonvulsants, and alpha2 agonists can in some cases replace opioids, or can be effectively combined with opioids as part of a perioperative multimodal analgesic regimen.

The multimodal analgesic regimen is part of a larger move to a multi-disciplinary approach with multiple healthcare stakeholders (including anesthesiologists, nurse anesthetists, surgeons, pain specialists, neurologists, and nurses) coming together to update the standard of care for patients undergoing surgery. With these updated guiding principles for pain management, it is very clear that "one of the central tenets of this multidisciplinary approach is the use of multimodal analgesia with opioid-sparing and even opioid-free anesthesia and analgesia." Despite non-opioid options existing today and new guidance on care, the current state still maintains a high use of opioids.

The risks and costs associated with opioids are now better understood but minimizing opioid use will require a change in current prescribing practices and more non-opioid options becoming readily available for HCPs. There is immense pressure in the healthcare system to find better solutions. It is understood that opioid-related adverse events (ORAEs) frequently contribute to complications in postoperative patients, with approximately one out of ten opioid-exposed operative patients experiencing at least one ORAE, including nausea and vomiting, ileus, urinary retention, delirium, and respiratory depression. The above underscores the interrelatedness of perioperative opioid use and postoperative ORAEs and the need for multimodal analgesia with enhanced recovery strategies.

IPI-201 HYPOTHESIS AND PROMISE

One of the most promising pain treatments for effective non-opioid pain management is cannabidiol (CBD). The legalization of CBD sparked intense interest from the scientific and clinical community to research the potential for pain relief that could replace or lessen the need for opioids. Adding to the optimistic potential of CBD for pain is the overall trend in healthcare where patients have taken a much more active and

empowered role in their own healthcare decisions. Fear and concerns around opioids have driven many patients to self-treat their pain with CBD and find substantial relief. A recent poll revealed 26% of Americans have tried CBD (Isosceles Pharmaceuticals 2022) and 60% of CBD users indicate use for pain and/or anxiety. However, a problem with patient-directed self-care is that product production is not monitored and there is a risk the concentration and quality of CBD may be variable and therefore create risk for the consumer.

To further add confidence to CBD as a significant player in the therapeutic pain relief toolbox, there have been several studies showing promising signals of efficacy for pain. This makes sense since the MOA of CBD includes reduction of neuronal excitability and neurogenic inflammation affecting regions associated with pain. It seems obvious then, that to improve pre-, peri- and post-op pain management during surgery events, more effective non-opioid options need to become available with 1) adequate pain control and 2) more favorable side effect profile vs opioids. This will lead to reduced perioperative opioid usage, shorter length of stay after surgery, and reduced postoperative opioid usage. There is a strong hypothesis that CBD can be that new non-opioid pain management treatment and achieve the goals outlined above.

This leads to the opportunity for IPI-201, a sterile, intravenous (i.v.) formulation of synthetic cannabidiol, to establish itself as a CBD product for pain where purity, dose, and composition are studied and regulated leading to a CBD-based prescription approved by the FDA. This is not a far-reaching goal as an oral CBD-based prescription, Epidiolex has been approved for treatment of seizures. Many of the older pain drugs known as opioid-sparing options come with their own risks. IPI-201 could be a new option to enable decreased doses of these pain drugs so that dose dependent side effects could be better managed. Ketamine can cause hallucinations and nightmares. Dexmedetomidine can cause clinically important hypotension and prolong readiness to discharge, as well as an increased risk of airway collapse and prolonged hypoxia. β-blockers can increase the risk of death, stroke, and hypotension. Magnesium can cause arrhythmias and potentiate neuromuscular blockade and increase the risk of residual paralysis. Gabapentinoids are also frequently used, and their safety has been recently questioned.

The clinical program has been designed to support the commercial strategy and deliver an IPI-201 with an approved indication for acute postoperative pain. This will give IPI-201 the opportunity to fit into the opioid sparing paradigm. Presuming a decrease in opioid use will be realized, this could produce a meaningful reduction in opioid-associated adverse reactions or earlier functional recovery.

Competition and Our Opportunity

There are several categories of currently approved anti-inflammatory therapeutics that have a range of disadvantages. The table below is a list of commonly used systemic, non-opioid intravenous options for surgery. We think that none are ideal anti-inflammatory agents and saw a need for the development of a novel alternative. Large pharmaceutical companies in the anti-inflammatory market such as Pfizer, Biogen, Lilly, GSK, and Merck represent potential partners or acquirers of Isosceles Pharmaceuticals' novel anti-inflammatory therapeutic. A cannabidiol-based therapeutic would mark a diversification in the larger companies' portfolios.

Drug (pre- and intrasurgical)	Potential Benefits	Monitoring and Cautions (ORAE= Opioid Related Adverse Event)
Acetaminophen (Ofirmev)	Preemptive acetaminophen employed widely due to its favorable safety profile	Exclude in patients with acute decompensated liver failure.

Celecoxib	Celecoxib is the only NSAID specifically recommended for preoperative use in clinical practice guidelines	Exclude in patients with any current or preexisting renal impairment and in those undergoing cardiac surgery
Gabapentin	Consistently demonstrated significant opioid-sparing benefits and reduced postoperative nausea	May consider avoiding in patients at high risk of respiratory depression, delirium, or dizziness, if risks outweigh opioid-sparing benefits
Lidocaine	Provides improved pain control, decreased opioid use May decrease risk of persistent postop pain, increase functional recovery, decrease ORAEs, and hasten bowel recovery	Avoid in patients with significant end organ dysfunction, certain cardiac abnormalities, uncontrolled seizure disorders, electrolyte imbalances, during pregnancy, and in those weighing <40 kg Unsafe to combine with most local anesthetic-based regional anesthesia techniques or topical patches
Ketamine	May decrease risk of persistent postop pain and hasten recovery times Improved pain control and decreased opioid use. Evidence of benefits in opioid-tolerant patients Can be given intranasally	Avoid in patients with severe or uncontrolled psychiatric, cardiovascular, or hepatic disease, and in pregnancy Avoid in acute hypertension or tachyarrhythmia and in decompensated patients with high shock index
Magnesium	May improve antinociception and reduce sedative and opioid requirements similarly to ketamine	Important to monitor BP, HR, RR, and muscle relaxation Caution or avoid in renal insufficiency, neuromuscular disorders, electrolyte imbalances, bradyarrhythmias, hypotension or at high risk for hemodynamic compromise
Dexmedetomidine	May improve pain control, decrease opioid requirements, decrease delirium risk, and inhibit catecholamine surges to mitigate surgical stress and end organ damage, but data is limited	Dose- and rate-dependent bradycardia and hypotension: monitor and titrate carefully or avoid if susceptible May be comparable to IV when added to perineural or neuraxial injections instead, but safety unclear

Our Products and Competitive Strength

Our mission is to accelerate access to novel, non-opioid treatment options for patients suffering with pain and to improve treatment for pain and inflammation across multiple disorders. We will initially focus on post-operative pain. In the long term, we aim to transform pain care through a novel therapeutic model by achieving 505(b)1 acceptance with NCE protections and FDA data package exclusivity and by expanding therapeutic applications of microneedle array to pain, inflammation, and licensed indications.

As the date of this filing, we have two product candidates in development: (1) proprietary IV cannabidiol to achieve a long-lasting efficacious alternative treatment and (2) exclusive in-licensed self-administered microneedle array similar to intradermal injection without sharps. For IPI 201, we are the lead candidate for Phase 1 clinical safety and PK study with Drug Master File (DMF) on file with FDA. Standing in a strong IP position, we have 34 first-to-file patent claims including composition of matter for the formulation, utility, and process claims. This gives us many advantages, including FDA exclusivity/IP data package protection, first in class MOA for cannabinoid based IV pain treatment, etc. In addition, we believe we have a clear regulatory pathway, given that FDA precedent for reformulation of oral drug delivery with IP exclusivity (Oral Tylenol® and IV Acetaminophen (Ofirmev®)) and that FDA has issued detailed guidance for development non-opioid pain medications. There is significant market opportunity for IPI 201, since cannabidiol have the potential to treat chemotherapy-induced neuropathic pain, reduce inflammatory cytokines, treat anxiety, etc.

For IPI 301, we are currently focusing on product formulation, stability, and preclinical studies prior to IND filing. The advantages of the microneedle array are multifold, including that it is single use, self-administered, painless (no bleeding or bruising), rapid application, rapid intradermal delivery of cannabidiol, high bioavailability, and thermostable over 24 months. As of now, our microneedle partner has 11 granted patents and 40 patents total filed. Our exclusive licenses for all forms of cannabidiol gives us the platform opportunity to extend to all forms of cannabidiol, offers opportunity to capture ~12% Epidiolex® patients lost due to toxicity issues and offer patent life cycle extension, and provides novel delivery mechanism for oral drugs with poor bioavailability (e.g. cannabinoids). We will share joint IP with microneedle partners for any new innovations.

We also believe we are well positioned to succeed because of our highly experienced and successful management team. Our Chief Executive Officer, William Humphries, has more than 33 years of leading specialty pharmaceutical industry companies as President of Ortho Dermatologics (a Bausch Health Company), Chief Executive Officer at Merz, President Stiefel (a GSK company), and Vice President Sales and Marketing at Allergan Significant. Brett Lanier, serving as our President, has extensive knowledge around the chemical manufacturing and DEA scheduling of synthetic Cannabidiol, and controlled substance narcotics. Our Executive Chairman of the Board of Directors, Timothy R. Wright, was the former CEO of Mallinckrodt. We believe that, with Isosceles's current progress and its talented management team, Isosceles will be a disruptive force in the market.

Intellectual Property

Our success depends in large part on our ability to obtain and maintain patent protection with respect to our drug candidates and research programs. As the date of this filing, we have 34 first-to-file patent claims including composition of matter for the formulation, utility, and process claims. See below for filing details:

1. USPTO Serial No. 63/128,447: Parenteral Cannabinoid Formulations and Uses Thereof

2. International PCT/US2021/064325: Parenteral Cannabinoid Formulations and Uses Thereof

We filed a provisional US patent (Number 064546-00001) for Parenteral Cannabinoid Formulations and Uses Thereof on December 21, 2020. This patent focuses on the pharmaceutical formulation composition of matter, claims to methods of use, and process of making the composition based on the premise that little is known regarding the formulation of a stable, non-toxic, parentally administered cannabidiol formulation. It covers a wide range of cannabinoids and other active constituents of the cannabis plant including, for example, each of the phytocannabinoids. The compounds and constituents listed can be derived from the cannabis plant or synthetically prepared.

There are additional potential patent opportunities including additional composition of matter patents (i.e., patch delivery technology with cannabidiol at specific dosage strengths), methods of use including claims for various specified maladies and/or disease states, whether physical or psychological, included for each of the pharmaceutical formulations, and patent applications for the pK[MDA1] profiles of each of the formulations that will be submitted to the FDA. This latter form of protection can provide strong patents well into the future because a respective pK[MDA2] profile needs to be met by third party competitors that file Abbreviated New Drug Applications (ANDAs).

In addition to potential patent protection, there is data package protection under the FDA. The assumptions made regarding this additional exclusivity will impact commercial value and it should be considered carefully. Below is a brief description of the additional exclusivity:

1. New Chemical Entity 5 Years Exclusivity: A 5-year exclusivity is generally granted for a first approval of a new chemical entity (NCE). The 5-year data package protection provides a period of five (5) years, beginning with marketing approval from the FDA, during which a company may not file an ANDA (generic) or 505(b)(2) application; except, A[MDA4] company however could submit an ANDA (generic) or 505(b)(2) using what is known as a Paragraph IV Certification four years following the FDA marketing approval if the ANDA sponsor challenges the validity of each of the innovator's patents listed in the FDAs Orange Book. With an application containing a paragraph IV certification, there is a 30-month stay (for the purpose of litigation) providing, essentially, a 7.5-year period from FDA approval before a generic is approved.

A six-month patent extension to either of the above is possible if Isosceles were to perform clinical trials for use of an approved product for pediatric use.

We seek to protect our proprietary position by filing patent applications related to our novel discoveries and technologies that are important to our business. We may seek additional patents in the future, in the United States and in other countries. Our pending and future patent applications may not result in patents being issued which protect our drug candidates or their intended uses or which effectively prevent others from commercializing competitive technologies, products or drug candidates. Obtaining and enforcing patents is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications or maintain and/or enforce patents that may issue based on our patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development results before it is too late to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to

patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such results before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

The patent position of pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation, resulting in court decisions, including Supreme Court decisions, which increase uncertainties as to the ability to enforce patent rights in the future.

Governmental/Regulatory Approval and Compliance

Our business is highly regulated by the FDA. Any regulatory approvals that we receive for our product candidates will require surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a risk evaluation and mitigation strategy in order to approve our product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, facility registration, as well as continued compliance with cGMPs for manufacturing and GCPs for any clinical trials that we conduct post-approval.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   **Discuss the material factors that make an investment in the issuer speculative or risky:**

An investment in the Company involves a high degree of risk. *You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.*

RISKS RELATED TO OUR LIMITED OPERATING HISTORY AND OUR FINANCIAL POSITION

- We are a preclinical stage specialty pharmaceutical company with a limited operating history. We have never generated any revenue from product sales and may never be profitable.

- Our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern.

- We will require substantial funding to finance our operations, complete the development and any commercialization of our drug candidates and evaluate future drug candidates. If we are unable to raise funding when needed, we may be forced to delay, reduce or eliminate our product development programs or other operations.

RISKS RELATED TO CLINICAL DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCT CANDIDATES

- Our product candidates and those of any collaborators will need to undergo preclinical and clinical trials that are time-consuming and expensive, the outcomes of which are unpredictable, and for which there is a high risk of failure. If preclinical or clinical trials of our or their product candidates fail to satisfactorily demonstrate safety and efficacy to the FDA and any other comparable regulatory authority, additional costs may be incurred or delays experienced in completing the development of these product candidates, or their development may be abandoned.

- We are very early in our development efforts and are substantially dependent on our most advanced, lead product candidates, IPI-201, an intravenous (IV) formulation, and IPI-301, a microneedle intradermal delivery system. If we are unable to advance our lead product candidates or any of our other product candidates through clinical development, obtain regulatory approval and ultimately commercialize our lead product candidates or any of our other product candidates, or experience significant delays in doing so, our business will be materially harmed.

- Clinical drug development is a lengthy, expensive and uncertain process. The results of preclinical studies and early clinical trials are not always predictive of future results. Any drug candidate that we advance into clinical trials may not achieve favorable results in later clinical trials, if any, or receive marketing approval.

- Difficulty in enrolling patients could delay or prevent clinical trials of our product candidates. We may find it difficult to enroll patients in our clinical trials.

- We have no experience as a company in conducting clinical trials. In part because of this lack of experience, we cannot be certain that our ongoing preclinical studies will be completed on time or if the planned preclinical studies and clinical trials will begin or be completed on time, if at all.

- If clinical trials of our drug candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA or similar regulatory authorities outside the United States or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our drug candidates.

- The design or our execution of clinical trials may not support regulatory approval. The design or execution of a clinical trial can determine whether its results will support regulatory approval and flaws in the design or execution of a clinical trial may not become apparent until the clinical trial

is well advanced or completed. In some instances, there can be significant variability in safety or efficacy results between different trials of the same drug candidate due to numerous factors, including changes or variations in trial protocols, differences in size and type of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. We do not know whether any clinical trials we may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our drug candidates.

- Serious adverse events, undesirable side effects or toxicities, or other unexpected properties of our drug candidates could limit the commercial potential of such drug candidates.

- We may announce preliminary, interim or top-line data from our clinical trials that may change as more patient data become available, and as the data is subject to typical audit procedures that could result in material changes in the final data. Changes in final data could impact the regulatory approval of, and significantly harm the prospects of, any drug candidate that is impacted by the applicable data.

- We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our drug candidates.

- Even if we receive marketing approval, we may not be able to successfully commercialize our drug candidates due to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could make it difficult for us to sell our drug candidates profitably.

RISKS RELATED TO MANUFACTURING, SUPPLY, AND OUR RELATIONSHIPS WITH THIRD PARTIES

- We expect to depend on collaborations with third parties for certain research, development and commercialization activities, and if any such collaborations are not successful, it may harm our business and prospects.

- We expect to rely on third parties to conduct, supervise and monitor our clinical trials and some aspects of our research and preclinical testing, and if those third parties do not successfully carry out their contractual duties, comply with regulatory requirements, or otherwise perform in a satisfactory manner, we may not be able to obtain regulatory approval or commercialize product candidates, or such approval or commercialization may be delayed, and our business may be substantially harmed.

- If we are unable to obtain sufficient quantities of raw materials and supplies, at acceptable prices and on a timely basis, it could harm our business.

- We will rely on third parties to manufacture our clinical product supplies, and we may rely on third parties to produce and process our product candidates, if approved.

- Manufacturing our product candidates is complex and we may encounter difficulties in production. If we encounter such difficulties, our ability to provide supply of our product candidates for preclinical studies and clinical trials or for commercial purposes could be delayed or stopped.

- We, or our third-party manufacturers, may be unable to successfully scale-up the manufacturing process for our drug candidates to provide sufficient quality and quantity, which would delay or prevent us from conducting clinical trials, developing our drug candidates and commercializing our drugs.

- Existing or changes in methods of drug candidate manufacturing or formulation may result in additional costs or delays.

- If we are not able to establish collaborations on commercially reasonable terms, we may have to

alter our research, development and commercialization plans.

- Our employees, clinical trial investigators, CROs, consultants, vendors and any potential commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

RISKS RELATED TO SALES, MARKETING, AND COMPETITION

- We currently have no marketing and sales organization and have no experience in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, if approved, we may not be able to generate product revenue.

- Even if we obtain FDA approval of any of our drug candidates, we may never obtain approval or commercialize such products outside of the United States, which would limit our ability to realize their full market potential.

- Even if we obtain regulatory approval of our product candidates, the products may not gain market acceptance among physicians, patients, hospitals, and others in the medical community.

- We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

RISKS RELATED TO OUR BUSINESS OPERATIONS

- Market disruptions, supply-chain disruptions, geopolitical conflicts, including acts of war, macroeconomic events, and inflation, could create market volatility that negatively impact our business

- We expect to expand our development, regulatory and operational capabilities and, as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

- Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel. We are highly dependent on the services of William Humphries, who serves as our Chief Executive Officer, Brett Lanier, who serves as our President, Dr. Herb Neuman, who serves as our Chief Medical Officer, and Timothy R. Wright, who serves as our Chairman of the Board.

- Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory requirements and other risks and uncertainties.

- Our internal information technology systems, or those of our third-party CROs or other contractors or consultants, may fail or suffer security breaches, loss or leakage of data, and other disruptions, which could potentially expose us to liability or otherwise adversely affecting our business.

- The insurance coverage and reimbursement status of newly-approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for any of our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

- Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

- If we are unable to obtain and maintain sufficient intellectual property protection for our drug candidates, or if the scope of the intellectual property protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability

to successfully commercialize our products may be adversely affected.

- Issued patents covering our products and product candidates could be found invalid or unenforceable if challenged in court or in administrative proceedings. We may not be able to protect our trade secrets in court.

- We may be subject to claims challenging the inventorship or ownership of the patents and other intellectual property.

- Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

- Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non- compliance with these requirements.

- We may rely on trade secret and proprietary know-how which can be difficult to trace and enforce and, if we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

- In the future, we may need to obtain additional licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

- We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent which might adversely affect our ability to develop and market our products.

- Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

- If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our drug candidates.

- We may become involved in lawsuits to defend or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

- Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

- We may not be able to protect our intellectual property rights throughout the world.

- Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our drug candidates.

- Patent terms may be inadequate to protect our competitive position on our drug candidates for an adequate amount of time.

RISKS RELATED TO OTHER REGULATORY MATTERS

- We will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

- Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

- Failure to comply with existing or future health and data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal fines or penalties), private litigation, other liabilities, and/or adverse publicity. Compliance or the failure to comply with such laws and regulations could increase the costs of our products and services, could limit their use or adoption, and could otherwise negatively affect our operating results and business.

- If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

- Product liability lawsuits against us could cause us to incur substantial liabilities and could limit our commercialization of any drug candidates that we may develop.

RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR SECURITIES

- Investors may have difficulty in selling stock they purchase due to the lack of a current public market for our common stock.

- Investors may have difficulty in reselling their shares due to state Blue Sky laws.

- This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for our shares may not be supported by the value of our assets at the time of your purchase.

- Since our officers and directors have substantial influence over our company, the rights of holders of the securities being offered may be materially limited, diluted, or qualified by the rights of other classes of securities and their interests may not be aligned with the interests of our stockholders.

- We may, in the future, issue additional shares of common stock, which would reduce investors' percent of ownership and may dilute our share value.

- Investors in this offering will experience immediate and substantial dilution.

- We have broad discretion in the use of the net proceeds from this offering, and our use of the offering proceeds may not yield a favorable return on your investment.

- We have never paid cash dividends on our common stock, and we do not intend to pay dividends for the foreseeable future.

THE OFFERING

9.   **What is the purpose of the offering?**

The purpose of the offering is to raise capital with common stock to execute IND enabling preclinical studies, submit IND, execute Phase 1 safety/PK studies in humans, and for general corporate purposes. In addition, the proceeds from this offering will be used to pay for legal and accounting costs.

10.   **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount is Sold	If Maximum Amount is Sold[(1)(2)]
Total Proceeds	$20,000	$5,000,000
Less: Offering Expenses		
(A) Intermediary Commissions (7%)	$1,400	$350,000

(B) Legal Expenses	$10,000	$10,000
(C) Accounting Expenses	$8,000	$8,000
(D) Miscellaneous Offering Expenses	$600	$46,000
Net Proceeds	$0	$4,586,000
Use of Net Proceeds		
(E) Advertising and Marketing	$0	$581,000
(F) Working Capital	$0	4,000,000
(G) Lease deposit	$0	5,000
Total Use of Net Proceeds	$0	$4,586,000

(1) We will accept proceeds in excess of the target-offering amount of $20,000. We will allocate oversubscriptions at the Company's discretion. We will use the oversubscribed amount up to $5,000,000 in the manner described in the above table.

(2) The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding for the fully implement our business plan. Please see section entitled "Risk Factors."

11. **How will the issuer complete the transaction and deliver securities to the investors?**

The transaction between the issuer and the investor will be completed through the EquiFund Crowd Funding Portal, Inc. online platform, located at http://www.equifund.com/. EquiFund Crowd Funding Portal, Inc. will serve as the intermediary.

Upon acceptance of your subscription by our company and delivery of the subscription amount into the escrow account, you will be able to download a fully signed copy of the subscription agreement and a confirmation of your investment and the number of shares of our common stock acquired by you.

12. **How can an investor cancel an investment commitment?**

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs at 5:00 p.m. New York time, 48 hours prior to the offering deadline identified in these offering materials, which is October 2, 2023.

Cancellation instructions can be found in the Equifund investor dashboard. Investors may cancel their investment commitment by sending an email to support@equifund.com stating their intent to cancel the investment commitment. The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by Equifund with further information. If Investor's investment commitment is cancelled, the corresponding investment shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing

If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts an early closing, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date. Investors shall have the right to cancel and shall

have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date. After the target amount has been raised, the intermediary and the issuer may agree to hold multiple closings on a rolling basis.

Material Changes

If there is a material change to the terms of the offering or to the information provided by the issuer in connection therewith, EquiFund will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and EquiFund will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

No Closings

If the Company fails to reach the target-offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and EquiFund will direct refund of each cancelled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target-offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   **Describe the terms of the securities being offered.**

Terms of the Offering

We are offering up to 2,439,024 shares of our common stock for $5,000,000. We are attempting to raise a minimum amount of $20,000 in this offering, which we refer to as the minimum amount or target amount. We must receive commitments from investors in an amount totaling the minimum amount by October 2, 2023, which we refer to as the offering deadline, in order to receive any funds. If the sum of the investment commitments does not equal or exceed the minimum amount by the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned without interest or deductions. We have the right to extend the offering deadline at our discretion. You have the right to cancel your investment in the event that we extend the offering deadline and you choose not to

reconfirm your investment. We will accept investments in excess of the minimum amount up to $5,000,000, which we refer to as the maximum amount, and the additional securities will be allocated as set forth in Question 10 of this Form C.

The price of the securities does not necessarily bear any relationship to our company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the securities.

In order to purchase the securities, you must make a commitment to purchase by completing the subscription agreement. Investor funds will be held in escrow with Enterprise Bank, who we refer to as the escrow agent, until the minimum amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the offering deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. We will notify investors when the minimum amount has been reached. If we reach the minimum amount prior to the offering deadline, we may close the offering at least five (5) days after reaching the minimum amount and providing notice to the investors. If any material change (other than reaching the minimum amount) occurs related to the offering prior to the offering deadline, we will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the minimum amount is reached, the funds will be released to our company upon closing of the offering, and the investor will receive the securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to us upon a subsequent closing, and the investor will receive securities via digital registry in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on us until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.20.

The Offering is being made through EquiFund Crowd Funding Platform, Inc., the Intermediary.

Commission/Fees

7.0% of the amount raised in the offering.

Stock, Warrants and Other Compensation

The intermediary will receive a number of shares of our common stock equal to 7% of the shares sold in the offering.

Transfer Agent and Registrar

We will act as transfer agent and registrar for the securities, which will be set forth in a stock ledger. No physical certificates will be delivered.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such

securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

14. **Do the securities offered have voting rights? [X] Yes [ ] No**

Holders of our common stock are entitled to one vote per share of common stock held.

15. **Are there any limitations on any voting or other rights identified above? [ ] Yes [X] No**

We do not have any voting agreements or shareholder/equity holder agreements in place.

16. **Explain how the terms of the securities being offered may be modified?**

The rights of the holders of common stock of our company may only be modified by the majority vote of the shares of common stock of our company outstanding and entitled to vote, unless a greater number of voting shares is required by applicable law.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

As of the date of this offering statement, our authorized capital stock consists of 50,000,000 shares of common stock, $0.001 par value per share, which the preferences and relative and other rights, and the qualifications, limitations or restrictions thereof, shall be set forth in the articles of incorporation filed with the Secretary of the State of the State of Nevada on April 12, 2019. As of the date of this offering statement, a total of 10,966,110 shares of common stock are issued and outstanding.

Common Stock
We have authorized the issuance of 50,000,000 shares of our common stock, each share having a par value of $0.001.

2019 Equity Incentive Plan

On May 20, 2019, we adopted the 2018 Equity Incentive Plan, or the Plan. The purposes of the Plan are to create incentives which are designed to motivate Participants to put forth maximum effort toward the success and growth of the Company and to enable the Company to attract and retain experienced individuals who by their position, ability and diligence are able to make important contributions to the Company's success.

The maximum number of shares of common stock which may be issued under the Plan from time to time

is 1,500,000. The Plan provides for the grant of Options, Restricted Stock Awards, Restricted Stock Units, SARs, Performance Units, Performance Bonuses, Stock Awards and Other Incentive Awards to Eligible Employees and the grant of Nonqualified Stock Options, Restricted Stock Awards, Restricted Stock Units, SARs, Performance Units, Stock Awards and Other Incentive Awards to Consultants and Eligible Directors.

We reserve the right to sell our securities in a private placement transaction that occurs concurrent with this offering. Those securities may be SAFE securities (simplified agreement for future equity), preferred stock, convertible notes or other securities. Any securities that we sell for cash to investors in a private placement while this offering is ongoing will have a conversion cap, liquidation preference, conversion price, price or similar valuation mechanism that is based upon a valuation for our company equal to the valuation at which securities are being sold in this offering or higher. Investors should be aware that the securities that we sell in a concurrent private placement may have a liquidation preference, security interest, sinking fund, redemption provision or similar right that is senior to your rights as a common stockholder of this company and, accordingly, such other securities may be superior to our common stock in various ways even though they are being sold at the same valuation as we are selling our common stock in this offering.

18.   **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The shares of our common stock being issued in this offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same. If we issue any shares of preferred stock or any debt securities in the future and, thereafter there is a liquidation of our company or sale of our company, the holders of such preferred stock or debt securities would have a preference in the payment of amounts owed to them such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

19.   **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** [ ] Yes [X] No

20.   **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**

If the principal shareholders exercise their voting rights, then the minority shareholders will have no ability to override the principal shareholders' votes. As a minority shareholder in the company, you will have limited ability, if at all, to influence our policies or any other corporate matters.

21.   **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The securities being offered have been arbitrarily valued.

22.   **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority shareholder in our company, you will have limited ability, if at all, to influence our policies or any other corporate matters such as amendments to our articles of incorporation, the creation of securities that are senior to the common stock being offered, mergers, the sale of all or substantially all of

our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

23. **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The securities do not have anti-dilution rights, which means that corporate actions, including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the investor may eventually have in the Company. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this offering (i.e., a down round), your valuation will remain the same as you have no price based anti-dilution protection.

24. **Describe the terms of any indebtedness of the issuer.**

None.

25. **What other exempt offerings has the issuer conducted within the past three years?**

Through rounds of seed financing, in reliance on Section 4(a)(2) of the Securities Act, we raised a total of $750,000 by issuing 466,110 shares of our common stock.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
   (1) any director or officer of the issuer;
   (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

None.

FINANCIAL CONDITION OF THE ISSUER

27. **Does the issuer have an operating history?** [X] Yes [ ] No

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Financial Information

Operations

We are a preclinical stage specialty pharmaceutical company with a limited operating history. We have never generated any revenue from product sales and may never be profitable. We are developing novel therapeutics for pain indications. We utilize an FDA approved Drug Master File for a synthetic cannabinoid to produce candidate analgesics with a rapid onset, long duration of action, and differentiated delivery systems.

The Company does not expect to achieve profitability approximately within the next 12 months and intends to focus on the following:

- We plan to continue to development our product candidate IPI-201, including execute IND enabling preclinical studies, execute Phase 1 safety/PK studies in humans, etc.
- We plan to develop microneedle array and animal studies
- We plan to augment team to execute drug development programs

Liquidity and Capital Resources

The Offering proceeds are essential to developing our product candidates. We plan to use the proceeds to execute IND enabling preclinical studies, submit IND, execute Phase 1 safety/PK studies in humans, and for general corporate purposes. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $ 31,256.91 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

There is no guarantee that the Company has, or will have, any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the Board of Directors.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

29. **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Attached as Exhibit A to this offering statement are the audited financial statements for the years ended December 31, 2021 and 2020.

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? [___] Yes [X] No

(ii) involving the making of any false filing with the Commission? [___] Yes [X] No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [___] Yes [X] No

If Yes to any of the above, explain:_____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? [___] Yes [X] No;

(ii) involving the making of any false filing with the Commission? [___] Yes [X] No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [___] Yes [X] No

If Yes to any of the above, explain:_____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? [___] Yes [X] No

(B) engaging in the business of securities, insurance or banking? [___] Yes [X] No

(C) engaging in savings association or credit union activities? [___] Yes [X] No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent,

manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [__] Yes [X] No

If Yes to any of the above, explain:_____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [__] Yes [X] No

   (ii) places limitations on the activities, functions or operations of such person? [__] Yes [X] No

   (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? [__] Yes [X] No

If Yes to any of the above, explain:_____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)

   (1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [__] Yes [X] No

   (ii) Section 5 of the Securities Act? [__] Yes [X] No

If Yes to either of the above, explain:_____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association   with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [__] Yes [X] No

If Yes, explain:_____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as   an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [__] Yes [X] No

If Yes, explain:_____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States

Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [__] Yes [X] No

If Yes, explain:_____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. <u>**In addition to the information expressly required to be included in this Form, include:**</u>

    (1) any other material information presented to investors; and

    (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the exhibits to this offering statement, all of which have been made available to the offerees in connection with this offering.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2023 (120) days after the end of each fiscal year covered by the report). Once posted, the annual report may be found on our website at www.isoscelespharma.com. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $25,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached unaudited financial statements are true and complete in all material respects.

/s/ Brett Lanier
(Signature)

Brett Lanier
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Brett Lanier
(Signature)

Brett Lanier
(Name)

President
(Title)

October 3, 2022
(Date)

I, Brett Lanier, being the President of Isosceles Pharmaceuticals, Inc., a Nevada corporation (the "Company"), hereby certifies as of this date that:

(i)   the accompanying audited financial statements of the Company, which comprise the balance sheet as of December 31, 2021 and 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the period from the Company's inception to December 31, 2021, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

/s/ Brett Lanier
(Signature)

Brett Lanier
(Name)

President
(Title)

October 3, 2022
(Date)

EXHIBITS

Exhibit A   Audited Financial Statements
Exhibit B   Subscription Agreement

EXHIBIT A
Audited Financial Statements

Isosceles Pharmaceuticals

Index to Financial Statements



PINNACLE
Accountancy Group of Utah
Certified Public Accountants
a dba of Heaton & Company, PLLC

INDEPENDENT AUDITORS' REPORT

To the Stockholders
of Isosceles Pharmaceuticals. Inc.

Opinion

We have audited the accompanying financial statements of Isosceles Pharmaceuticals, Inc. (the Company), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has net losses and has not yet generated any revenues, which raises substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Pinnacle Accountancy Group of Utah

Pinnacle Accountancy Group of Utah
(a dba of Heaton & Company, PLLC)
Farmington, Utah
September 22, 2022

ISOSCELES PHARMACEUTICALS, INC.

BALANCE SHEETS

		December 31, 2021		December 31, 2020
ASSETS				
Current assets				
Cash and cash equivalents	$	212,834	$	198,240
Total current assets		212,834		198,240
TOTAL ASSETS	$	212,834	$	198,240
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued liabilities	$	11,675	$	83,572
Total current liabilities		11,675		83,572
Long-term Liabilities				
Convertible note payable		120,000		-
TOTAL LIABILITIES		131,675		83,572
Stockholders' equity				
Common stock, $0.001 par value 50,000,000 shares authorized, 11,766,110 shares and 11,641,109 shares issued and outstanding at December 31, 2021 and 2020		11,766		11,641
Additional paid-in capital		2,172,511		1,326,359
Accumulated deficit		(2,103,118)		(1,223,332)
Total stockholder's equity		81,159		114,668
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	212,834	$	198,240

The accompanying notes are an integral part of these audited financial statements.

ISOSCELES PHARMACEUTICALS, INC.

STATEMENTS OF OPERATIONS

	For the Years Ended December 31,	
	2021	2020
Revenue	$ -	$ -
Operating expenses:		
Research and development expenses	69,213	122,532
General and administrative expenses	804,573	799,379
Total operating expenses	873,786	921,911
Income (loss) from operations	(873,786)	(921,911)
Other income (expense)		
Interest expense	(6,000)	-
Other income	-	30,000
Total other income (expense)	(6,000)	30,000
Net (loss)	$ (879,786)	$ (891,911)
Net (loss) per common shares (basic and diluted)	$ (0.08)	$ (0.08)
Weighted average shares outstanding (Basic and diluted)	11,242,441	11,176,127

The accompanying notes are an integral part of these audited financial statements.

ISOSCELES PHARMACEUTICALS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

| | Common Stock | | Additional Paid-in | Accumulated | Total Stockholders' |
	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2019	**10,854,997** $	**10,855** $	**337,145** $	**(331,421)** $	**16,579**
Issuance of common stock for cash	236,112	236	424,764	-	425,000
Issuance of common stock for services	550,000	550	564,450	-	565,000
Net loss	-	-	-	(891,911)	(891,911)
Balance, December 31, 2020	**11,641,109**	**11,641**	**1,326,359**	**(1,223,332)**	**114,668**
Issuance of common stock for cash	125,001	125	224,875	-	225,000
Stock-based compensation related to vesting of stock options	-	-	578,602	-	578,602
Accruals settled with stock options	-	-	42,675	-	42,675
Net loss	-	-	-	(879,786)	(879,786)
Balance, December 31, 2021	**11,766,110** $	**11,766** $	**2,172,511** $	**(2,103,118)** $	**81,159**

The accompanying notes are an integral part of these audited financial statements.

ISOSCELES PHARMACEUTICALS, INC.
STATEMENTS OF CASH FLOWS

	For the Years ended December 31,	
	2021	2020
Cash Flows From Operating Activities		
Net loss	$ (879,786)	$ (891,911)
Adjustments to reconcile net loss to cash used in operating activities:		
Stock issued for services	-	565,000
Stock-based compensation related to vesting of stock options	578,602	-
Changes in operating assets and liabilities:		
Accounts payable and accrued liabilities	(29,222)	53,572
Net cash (used by) operating activities	(330,406)	(273,339)
Cash Flows From Investing Activities		
Net cash provided from (used by) investing activities	-	-
Cash Flows From Financing Activities		
Proceeds from convertible note payable	120,000	-
Proceeds from sale of common stock	225,000	425,000
Net cash provided from financing activities	345,000	425,000
Increase (decrease) in cash and cash equivalents	14,594	151,661
Cash at beginning of year	198,240	46,579
Cash at end of year	$ 212,834	$ 198,240
Supplemental cashflow information:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -
Non-cash investing and financing activities		
Stock options issued to settle accruals	$ 42,675	$ -

The accompanying notes are an integral part of these audited financial statements.

Note 1 – Description of Business and Basis of Presentation

Organization and nature of business:

Isosceles Pharmaceuticals, Inc. (the "Company") was incorporated under the laws of the State of Nevada on April 12, 2019 under the name CBDex Pharmaceuticals, Inc. On November 11, 2019, the Company changed its name to Isosceles Pharmaceuticals, Inc.

The Company is developing a platform of parenteral delivery system options to treat acute pain. Parenteral delivery reduces hepatic exposure by avoiding first-pass metabolism and maximizes bioavailability by direct systemic delivery.

Note 2 – Summary of Significant Accounting Policies

Financial Statement Presentation: The audited financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Fiscal year end: The Company has selected December 31 as its fiscal year end.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from these estimates.

Cash Equivalents: The Company considers all highly liquid investments with maturities of 90 days or less from the date of purchase to be cash equivalents.

Research and Development Costs: The Company charges research and development costs to expense when incurred in accordance with FASB ASC 730, *Research and Development*. Research and development costs were $69,293 for the year ended December 31, 2021. Research and development costs were $122,532 for the year ended December 31, 2020.

Advertising and Marketing Costs: Advertising and marketing costs are expensed as incurred. The Company incurred $1,650 and $2,625 in advertising and marketing costs during the years ended December 31, 2021 and 2020, respectively.

Related parties: For the purposes of these financial statements, parties are considered to be related if one party has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Stock-Based Compensation and Other Share-Based Payments: The Company records stock-based compensation in accordance with ASC 718, *Compensation – Stock Compensation*, using the fair value method on grant date. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

Note 2 – Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

ASC 820, *Fair Value Measurement*, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level of input that is significant to the fair value measurement of the instrument.

Income taxes: The Company accounts for income taxes using a method that requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between tax bases and financial reporting bases of the Company's assets and liabilities which is commonly known as the asset and liability method. In assessing the ability to realize deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are ''more-likely-than-not'' of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. The Company does not have a liability for any unrecognized tax benefits. Management's evaluation of uncertain tax positions may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof, with due consideration given to the fact that tax periods are open to examination by tax authorities.

As of December 31, 2021 and 2020, the Company has approximately $722,000 and $421,000 of net operating loss carry-forwards, respectively, available to affect future taxable income and has established a valuation allowance equal to the tax benefit of the net operating loss carry forwards and temporary differences as realization of the asset is not assured.

Note 2 – Summary of Significant Accounting Policies (continued)

Basic and Diluted Loss Per Share: In accordance with ASC 260, *Earnings Per Share*, the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common stock outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional shares of common stock that would have been outstanding if the potential common stock had been issued and if the additional shares of common stock were dilutive.

The Company has approximately 83,333 potential common shares related to a convertible note as of December 31, 2021 and 0 potential common shares as of December 31, 2020. The dilutive effect of these potential common shares is not reflected in diluted earnings per share because the Company incurred a net loss for the years ended December 31, 2021 and 2020 and the effect of including these potential common shares in the net loss per share calculations would be anti-dilutive. and as a result, the computations of net loss per share for each year presented is the same for both basic and fully diluted.

New and Recently Adopted Accounting Pronouncements:

In August 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. ASU 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity,* which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity.

Under current GAAP, there are five accounting models for convertible debt instruments. ASU 2020-06 removes from U.S. GAAP the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, after adopting the ASU's guidance, entities will not separately present in equity an embedded conversion feature in such debt. Instead, they will account for a convertible debt instrument wholly as debt, and for convertible preferred stock wholly as preferred stock (i.e., as a single unit of account), unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC 815 or (2) a convertible debt instrument was issued at a substantial premium. Additionally, for convertible debt instruments with substantial premiums accounted for as paid-in capital, the FASB decided to add disclosures about (1) the fair value amount and the level of fair value hierarchy of the entire instrument for public business entities and (2) the premium amount recorded as paid-in capital.

ASU 2020-06 will be effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company has early adopted this accounting pronouncement had the adoption had no impact on it financial statements as it did not have any convertible notes prior to 2021.

Note 3 – Going Concern

The Company has experienced net losses to date, and it has not yet generated revenues from operations. While the Company raised proceeds during the years ended December 31, 2021 and 2020 from the sale of common stock and issuance of a convertible note, it does not believe its resources will be sufficient to meet its operating and capital needs beyond 2022. The Company expects it will require additional capital to fully implement the scope of its proposed business operations, which raises substantial doubt about its ability to continue as a going concern. The Company will have to continue to rely on equity and debt financing. There can be no assurance that financing, whether debt or

Note 3 – Going Concern (continued)

equity, will be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on favorable terms. In addition, if the Company is unable to obtain adequate capital the Company may be required to reduce the scope, delay, or eliminate some or all of its planned operations.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amount and classification of liabilities that might cause results from this uncertainty.

Note 4 – Related Party Transactions

During the year ended December 31, 2021, the Company issued a convertible note payable to Nuwa Group, LLC, a company controlled by officers and board members of the Company, and received total proceeds of $120,000. The note has an 8% interest rate and a maturity date of May 17, 2023. The note is convertible into shares of common stock at a 20% discount on the price per share sold to any other investor or third party immediately preceding the date of conversion. As of December 31, 2021 and 2020, the outstanding principal on the convertible note was $120,000 and $0, respectively.

Interest expense on the convertible note was $6,000 and $0 during the years ended December 31, 2021 and 2020, respectively. Accrued interest due on this convertible note was $6,000 and $0 as od December 31, 2021 and 2020, respectively.

Note 5 – Convertible Note Payable

During the year ended December 31, 2021, the Company issued a convertible note payable and received total proceeds of $120,000 (see Note 4). The note has an 8% interest rate and a maturity date of May 17, 2023. The note is convertible into shares of common stock at a 20% discount on the price per share sold to any other investor or third party immediately preceding the date of conversion.

Note 6 – Capital Stock

Authorized:

The Company has authorized 50,000,000 shares of common stock, par value $0.001.

2019 Equity Incentive Plan

On May 20, 2019, the Company adopted and the Board of Directors approved the 2019 Equity Incentive Plan (the "2019 Plan") which has 1,500,000 shares that may be issued under said Plan. On October 8, 2021, the Company amended its 2019 Equity Incentive Plan (the "2019 Plan") and increased the amount of common stock available under the 2019 Plan from 1,500,000 shares of common to 2,500,000.

The 2019 Plan provides for the direct issuance of shares of common stock, the granting of nonqualified stock options or incentive stock options on terms established by the Board of Directors, the granting of restricted stock awards, restricted stock units, stock appreciation rights and performance units. As of December 31, 2021, the Company has issued 1,765,099 stock options under this 2019 Plan.

Note 6 – Capital Stock (continued)

Common Stock

2020 issuances

During the year ended December 31, 2020, the Company sold an aggregate of 236,112 shares of common stock to unaffiliated investors and received aggregate proceeds of $425,000 pursuant to subscription agreements in private offerings and issued 550,000 shares of common stock with a fair value of $565,000 to various consultants for services provided.

2021 issuances

During the year ended December 31, 2021, the Company sold an aggregate of 125,001 shares of common stock to unaffiliated investors and received aggregate proceeds of $225,000 pursuant to subscription agreements in private offerings.

There was a total of 11,766,110 and 11,641,109 shares of common stock issued and outstanding as of December 31, 2021 and 2020, respectively.

Stock Options

During the year ended December 31, 2021, the Company granted a total of 1,765,099 stock options to various consultants. The stock options had exercise prices of $1.80 and expire after 10 years. The vesting terms of the stock options are as follows:

- 200,000 stock options vest through September 25, 2022 with 50,000 stock options becoming exercisable immediately on the date of grant (April 2021), 50,000 vested September 25, 2021, 50,000 vest on March 25, 2022 and the remaining 50,000 stock options vest on September 25, 2022 as long as the consulting agreement is in effect.
- 115,099 stock options vested immediately upon the grant date. 36,501 of the stock options were granted to settle $42,675 of accrued liabilities.
- 250,000 stock options vest and become exercisable at a rate of 10,417 per month from August 2021 through July 2023. All unvested options will be terminated and forfeited if the consulting agreement is terminated.
- 1,200,000 stock options vest and become exercisable at a rate of 50,000 per month from May 2021 through April 2023. All unvested options will be terminated and forfeited if the consulting agreement is terminated.

The fair value of options granted for the year ended December 31, 2021 was estimated on the date of grant using the Black-Scholes-Merton Model that uses assumptions noted in the following table.

	2021
Expected term (in years)	10
Expected stock price volatility	36.9 to 40.5 %
Risk-free interest rate	1.27 to 1.64 %
Expected dividend yield	0

During the year ended December 31, 2021, the Company recorded a total of $578,602 in stock option expense related to the issuance and vesting of the stock options. The total remaining unrecognized stock option expense is $1,005,271.

Note 6 – Capital Stock (continued)

Stock option transactions are as follows:

	Shares		Weighted Average Exercise Price		Weighted Average Remaining Term
Outstanding at January 1, 2020	-	$	-		-
Granted	-		-		-
Exercised	-		-		-
Forfeited	-		-		-
Outstanding at December 31, 2020	-	$	-		-
Granted	1,765,099		1.80		10 yrs
Exercised	-		-		-
Forfeited	-		-		-
Outstanding at December 31, 2021	1,765,099	$	1.80		9.64 yrs
Exercisable at December 31, 2021	667,184	$	1.80		9.64 yrs

Note 7 – Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 740, Income Taxes ("ASC 740"). Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company did not take any uncertain tax positions and had no adjustments to its income tax liabilities or benefits pursuant to the provisions of Section 740-10-25 for the years ended December 31, 2021 and 2020. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the period presented. The Company had no accruals for interest and penalties at December 31, 2021 or 2020.

Tax years from inception to the year ended December 31, 2021 are open for examination by the taxing authorities.

During 2021 and 2020, the Company incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved.

Note 7 – Income Taxes (continued)

The following is a reconciliation of the expected statutory federal income tax provisions to the actual income tax benefit for the years ended December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Expected benefit at federal statutory rate (21%)	$ 184,755	187,301
Stock issued for services	-	(118,650)
Stock option expense	(121,507)	-
Change in valuation allowance	(63,248)	(68,651)
Income tax expense	$ -	$ -

The Company had deferred income tax assets as of December 31, 2021 and 2020 as follows:

	December 31, 2021	December 31, 2020
Loss carry forwards	$ 151,622	$ 88,374
Less - valuation allowance	(151,622)	(88,374)
Total net deferred tax assets	$ -	$ -

Note 8 – Other Income

During the year ended December 31, 2020, the Company received two grants totaling $30,000. The grants were recorded as other income in the statement of operations.

Note 9 – Subsequent Events

The Company has evaluated events for the period from December 31, 2021 through September 22, 2022 which is the date the financial statements were available to be issued and determined that there are no events that need to be disclosed, except as follows:

The Company entered into a consulting agreement and granted 750,000 three year warrants to purchase shares of common stock with an exercise price of $0.01

The Company issued a $50,000 convertible promissory note to the Nuwa Group, LLC, a related party. The note bears interest at 8% and has a maturity date of July 27, 2024. The note is convertible into shares of common stock at 80% of the price per share should to any other investor or third party immediately preceding the date of conversion of the note.

The Company has granted 10,634 stock options to various employees and consultants for services performed under the 2019 Plan.

EXHIBIT B
Subscription Agreement


ISOSCELES PHARMACEUTICALS, INC.

SUBSCRIPTION AGREEMENT


THE SECURITIES (AS DEFINED BELOW) ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
ISOSCELES PHARMACEUTICALS, INC.
1213 Culbreth Dr. Suite 359
Wilmington, NC 28405

Ladies and Gentlemen:

     1.   <u>Background</u>. The undersigned understands that Isosceles Pharmaceuticals, Inc., a Nevada corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated October 3, 2022, as the same may be amended from time to time, filed by the Company with the Securities and Exchange Commission (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 2,439,024 shares of its common stock, $0.001 par value (each a "**Share**" and, collectively, the "**Shares**" or the "**Securities**") at a price of $2.05 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $20,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $5,000,000 (the "**Maximum Offering Amount**").   If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the EquiFund Crowd Funding Portal, Inc. online platform, located at http://www.equifund.com/. (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7% of the aggregate amount raised in the Offering and will issue to the Portal Shares in a number of shares that is equal to 7% of the total Shares sold in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at http://www.equifund.com/.

     2.   <u>Subscription</u>. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3.   Closing.

(a)   Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal at such times as the Company may designate by notice to the undersigned and the Company may conduct one or more Closings on or before the Offering Deadline.

(b)   Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and shall be accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c)   Including the amount set forth on the signature page hereto, in the past 12-month period the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make

the decision to purchase the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the Offering Deadline to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own

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circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act or an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7.	Company Representations. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a)	Corporate Power. The Company has been duly incorporated as a corporation under the laws of the State of Nevada and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)	Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)	Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Articles of Incorporation and Bylaws of the Company, as amended, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

8.	No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

9.	Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10.	Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period. For consideration received and acknowledged, the undersigned, in its capacity as a securityholder of the Company, hereby appoints the Company's President and Chief Executive Officer, to act as its true and lawful attorney with full power and

authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the Company's issuance of its Common Stock pursuant to any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of the Company. Such appointment is irrevocable and coupled with an interest and shall be for the limited purposes set forth above.

11. <u>Obligations Irrevocable</u>. Following the Closing, the obligations of the undersigned shall be irrevocable.

12. <u>Legend</u>. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

13. <u>Notices</u>. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

14. <u>Governing Law</u>. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Nevada without regard to the principles of conflicts of laws.

15. <u>Submission to Jurisdiction</u>. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

16. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

17. <u>Waiver, Amendment</u>. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

18. <u>Waiver of Jury Trial</u>. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

19. <u>Invalidity of Specific Provisions</u>. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

20.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

21.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

22.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

23.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

24.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

25.   Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of _____, 2022.

COMPANY:

ISOSCELES PHARMACEUTICALS, INC.

By:_____

Name: <u>Brett Lanier</u>

Title: <u>President</u>

 SUBSCRIBER:

_____

By:_____

Name:_____

Title:_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited